Exhibit 8.1

Principal Subsidiaries of the Registrant

Subsidiaries:	Place of Incorporation
Sweet Lollipop Co., Ltd.	British Virgin Islands
Metalpha Holding (HK) Limited	Hong Kong
Meta Rich Limited	British Virgin Islands
LSQ Capital Limited	Hong Kong
LSQ Investment Limited	Hong Kong
Metalpha Limited	British Virgin Islands
METALPHA PTE. LTD	Singapore